N E W S R E L E A S E

January 22, 2015

Nevsun Outlines 2015 Corporate Objectives

2015 OBJECTIVES

  Maintain top quartile safety performance and social license to operate
  Produce 160 to 175 million pounds of copper at a C1 cash costs of $1.20 to $1.40 per pound payable
  Extend the Bisha mine life through exploration and optimize mine plan
  Keep zinc expansion project on-time and on-budget for H1 2016 commissioning
  Opportunistically monetize stockpiled gold ore
  Continue to pay peer leading dividends
  Continue to pursue M&A opportunities supported by our strong balance sheet

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (Nevsun or the Company) announces its 2015 corporate objectives including copper production and capital allocation guidance for the Company. The Bisha Mine, operated by Nevsun’s sixty percent owned subsidiary Bisha Mining Share Company (BMSC) is one of the highest grade open pit base metal deposits in the world and has a mine life currently in excess of 10 years.  All financial figures are in US dollars.

Cliff Davis, Nevsun’s CEO commented, “Following a very strong 2014 year from both an operating and financial perspective, Nevsun is looking forward to another year of exceptional production with strong free cash flow and earnings from Bisha in 2015. For organic growth, we plan to aggressively explore the Bisha VMS district to again further expand our resources and reserves. In addition and in parallel, we are actively evaluating potential merger or acquisition opportunities to grow and diversify Nevsun cash flow.”

Safety
Safety is priority number one.  In 2014 Bisha completed a third year of operations, cumulatively approximately 22 million hours, without an on-site lost time injury for employees or contractors.  Nevsun will strive to maintain its top quartile safety performance and work towards maintaining lost time injury rates that are much less than the North American mining industry average.

Corporate Social Responsibility
We are in the process of preparing our 2014 CSR report and it will include detailed disclosure on key strategies we employ and the key metrics we use to monitor progress in this area. BMSC will continue its ongoing efforts to provide training at its Bisha operations, employment opportunities and localization in Eritrea to promote and enhance our collective corporate social responsibility program initiatives to reflect evolving international standards.

Copper Production and Cost Guidance
BMSC expects to produce between 160 and 175 million pounds of copper in concentrate in 2015 through processing of approximately 2,300,000 tonnes of ore from Bisha Main pit averaging about 3.9 percent copper feed grade.  We expect our C1 cash cost for 2015 will be $1.20 to $1.40 per payable pound sold.  Our budget assumptions include diesel fuel prices of $1.13 per litre and by-product revenues based on $1,100 per ounce of gold and $15 per ounce of silver, however we now expect there is opportunity to improve on these assumptions.

Mine Life Extension and Optimization
As a result of the successful regional exploration program in 2014, the Company plans to announce a revised mineral resource estimate in coming weeks.  The primary change to the current estimate will be based on the southern down-dip drilling at the Harena deposit announced over the last half of 2014. We are also preparing a revised life of mine plan by Q3 2015, which will include underground mining scenarios for the future.

Zinc Expansion Project and Other Investment
The zinc expansion remains on track for commissioning by mid-2016.  We are confident the total capital costs will not exceed the budget estimate of $89 million.  Our sustaining capital expenditures are expected to be $20 to $30 million.  The Company has made a strategic decision to increase the capacity of the mining fleet to mitigate any potential risk on waste mining and to provide us with greater flexibility to increase tonnes mined in future years should zinc prices increase.

Exploration
A further $10 million in exploration investment is planned for 2015.  Key 2015 exploration objectives, which will be prioritized on a success basis for additional work include:

  Expanding and upgrading the resource at Harena through drilling and down-hole geophysics;
  Drilling high priority targets at depth and on strike from Bisha Main; and
  Continued testing of high priority greenfield targets on the Mogoraib River exploration licence.

We expect to drill in excess of 25,000 metres during the year.

Stockpiled Materials
The Company has considerable additional value held in stockpiles to be monetized. This includes 6,500 tonnes of precious metals concentrate containing about 7,000 ounces of gold with high silver content.  The Company has also mined and stockpiled over 130,000 tonnes of oxide ore at over 5 g/t Au containing over 20,000 ounces of gold, and nearly 400,000 tonnes of pyrite sand ore that is estimated to contain over 60,000 ounces of gold with significant silver content. The Company is finalising alternative methods to monetize these assets in 2015.

Dividends
The dividend was recently increased to $0.04 per quarter or $0.16 annualized, for holders of record on the last trading day of each quarter, payable on or about the 15th day of the following month.

Mergers and Acquisitions
Nevsun continues to dedicate significant management time and effort to external growth.  The Company’s approach to M&A is based on capital discipline and staying true to our commitment of generating a financial return on investment for shareholders that will allow us to maintain or grow our dividend in the future.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality required to effectively operate power generators for the plant or otherwise or costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2013, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2013, and the Company’s Management Discussion and Analysis for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com